SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
The Coalition for Shareholder Democracy


2. CHECK THE BOX IF MEMBER OF A GROUP				a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)					[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

4,216,589

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.93%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP				a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)					[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

2,096,671

9. SOLE DISPOSITIVE POWER

2,096,671_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,096,671

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.41%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________




1. NAME OF REPORTING PERSON
Karpus Investment Management, Karpus Investment Management
Profit Sharing Plan, Jo Ann Van Degriff, George W. Karpus, Dana
R. Consler


2. CHECK THE BOX IF MEMBER OF A GROUP				a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)					[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
1,263,218

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

1,263,218_____________________________________________

10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,263,218

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.07%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Laxey Partners Limited, Andrew Pegge and Colin Kingsnorth


2. CHECK THE BOX IF MEMBER OF A GROUP				a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)					[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
BRITISH
________________________________________________________________

7. SOLE VOTING POWER

856,700

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

856,700_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

856,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.44%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________





This statement constitutes amendment No.11 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.




Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The shares have been purchased for investment purposes.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a.b. As per the semi-annual report dated June 30th, 2005 there were 24,910,025 shares of GF outstanding. The percentage set forth in this item (5a) was derived using such number.

The Coalition for Shareholders Democracy is deemed to be the beneficial owners of 4,216,589 shares of GF or 16.93% of the outstanding shares.
Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 2,096,671 shares of GF or 8.41% of the outstanding shares. Power to vote or dispose securities resides with Phillip Goldstein, Andrew Dakos or with the beneficial owners of managed accounts.

KIM beneficially owns 1,263,218 shares of GF or 5.07% of the outstanding shares. Karpus Investment Management Profit Sharing Plan owns 7,575 shares. Jo Ann Van Degriff owns 4,315 shares, George W. Karpus owns 9,065 shares and Dana R. Consler owns 665 shares. KIM has the sole power to dispose of and vote all of such shares under limited powers of attorney.

KARPUS INVESTMENT MANAGEMENT DEFINED BENEFIT PLAN PRESENTLY
OWNS 430 SHARES. GARNSEY PARTNERS L.P. IS A HEDGE FUND MANAGED BY KARPUS INVESTMENT MANAGEMENT, OF WHICH GEORGE W. KARPUS OWNS 6.1%, JO ANN VAN DEGRIFF OWNS 0.72%, AND KATHLEEN F. CRANE OWNS 0.07%. GARNSEY
PARTNERS L.P. CURRENTLY OWNS 32,940 SHARES. APOGEE PARTNERS L.P. IS ALSO A HEDGE FUND MANAGED BY KARPUS INVESTMENT MANAGEMENT OF
WHICH GEORGE W. KARPUS OWNS 1.43% AND DANA R. CONSLER OWNS
0.66%. APOGEE PARTNERS L.P. OWNS 70,900 SHARES OF GF.  NONE OF
THE OTHER PRINCIPALS OF KIM PRESENTLY OWNS SHARES OF GF.


Colin Kingsnorth and Andrew Pegge have the authority to dispose and/or vote shares beneficially owned by the following entities:

Value Catalyst Fund Limited 219,414
Laxey Investors Limited 141,816
Laxey Investors LP 93,726
Laxey Universal Value LP 28,482
LP Value LTd 187,048
Altima SICAV PLC 101,404
Sprugos 54,800
LEAF 30,010


c. During the last sixty days the following shares of common stock were traded:

BULLDOG INVESTORS
5/22/06	BOT 	2500		11.94



Karpus
DATE	SHARES	PRICE PER SHARE		DATE	SHARES	PRICE PER SHARE
4/6/2006	-10000	13.64		5/2/2006	-13200 14.32
4/7/2006	-5800	13.64		5/3/2006	-13500 14.10
4/10/2006	-1660	13.24		5/4/2006	-3600 14.16
4/11/2006	-10000	13.35		5/5/2006	-7300 14.37
4/12/2006	-3975	13.34		5/8/2006	-2500 14.45
4/21/2006	-225	13.70		5/10/2006	-1515 14.68
4/24/2006	-2000	13.93		5/11/2006	-12900 14.60
4/25/2006	-4500	13.95		5/15/2006	3000	13.09
4/26/2006	-3500	14.01		5/22/2006	4275	11.94
4/27/2006	-6000	14.12		5/22/2006	-80	11.93
4/28/2006	-7900	14.10		5/23/2006	-2000 12.16
5/24/2006	-1400	12.07
5/25/2006	-11361	12.40
5/25/2006	435	12.26
5/26/2006	-2000	12.92
5/31/2006	-2040	12.80


Laxey, Andrew Pegge and Colin Kingsnorth
TradeType	Date	Amount	Price
Buy	15/03/06	18,200	12.3999
Buy	17/03/06	800	12.66
Buy	20/03/06	300	12.79
Sell Long	08/05/06	13,400	14.4549
Buy	16/05/06	3,500	13.2416
Buy	16/05/06	4,200	13.2416
Buy	16/05/06	1,200	13.2416
Buy	16/05/06	1,000	13.2416
Buy	16/05/06	6,300	13.2416
Buy	16/05/06	1,300	13.2416
Buy	16/05/06	7,500	13.2416
Buy	17/05/06	6,300	12.8281
Buy	17/05/06	7,600	12.8281
Buy	17/05/06	2,200	12.8281
Buy	17/05/06	1,800	12.8281
Buy	17/05/06	11,300	12.8281
Buy	17/05/06	2,200	12.8281
Buy	17/05/06	13,500	12.8281
Buy	18/05/06	1,000	12.765
Buy	18/05/06	1,000	12.765
Buy	18/05/06	2,800	12.765
Buy	18/05/06	3,400	12.765
Buy	18/05/06	800	12.765
Buy	18/05/06	5,000	12.765
Buy	18/05/06	6,000	12.765
Buy	19/05/06	4,700	12.3633
Buy	19/05/06	5,700	12.3633
Buy	19/05/06	1,700	12.3633
Buy	19/05/06	1,400	12.3633
Buy	19/05/06	8,400	12.3633
Buy	19/05/06	1,700	12.3633
Buy	19/05/06	10,000	12.3633
Buy	22/05/06	20,000	11.9423
Buy	24/05/06	10,000	11.8518
Buy	24/05/06	10,000	11.8518
Buy	08/06/06	2,200	11.5897
Buy	08/06/06	3,000	11.5897
Buy	08/06/06	900	11.5897
Buy	08/06/06	4,100	11.5897
Buy	08/06/06	4,800	11.5897



d. Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.


Item 6 is amended as follows:
Item 6.
Contracts, Arrangements, Understandings or Relationships with respect to Securities of the issuer
The filing persons have formed an informal group (the "The Coalition for Shareholder Democracy") with the unwritten objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The Coalition for Shareholder Democracy beneficially owns 16.93% of the issuer's outstanding shares. The members of the Coalition for Shareholder Democracy have not agreed to jointly take any specific measures to achieve the group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of The Coalition for Shareholder Democracy may take actions it deems to be consistent with the group's objective without the consent of any other members of the group. In addition, any member of the Coalition for Shareholder Democracy may act in the best interests of its own clients regardless of whether such action is in the best interest of the group.


Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/9/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /s/ Andrew Dakos
Name:     Andrew Dakos


By: /s/ Dana R. Consler
Name:	Dana R. Consler
Senior Vice President
Karpus Management Inc.

By: /s/ Colin Kingsnorth
Name: Colin Kingsnorth

By: /s/ Andrew Pegge
Name: Andrew Pegge